SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File Number: 0-23948

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN (THE “PLAN”)
(Full title of the Plan)

Boyd Bros. Transportation Inc.
3275 Highway 30, Clayton, Alabama 36016
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
and
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000
with
INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001
CONSENT OF SMITH & HOWARD, P.C.

PAGE

INDEPENDENT AUDITORS’ REPORT	3
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	11
AT DECEMBER 31, 2001

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of

Boyd Bros. Transportation Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for plan benefits of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The 2000 financial statements were audited by other auditors whose report expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Smith & Howard, P.C.
Atlanta, Georgia

May 22, 2002

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS
Investments, at fair value (Note C):
Shares of registered investment companies	$4,410,489	$4,353,814
Common stock	295,550	275,913

Total Investments	4,706,039	4,629,727
Cash and cash equivalents	—	24,285

Net Assets Available for Plan Benefits	$4,706,039	$4,654,012

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

Additions to Net Assets Attributed to:
Contributions:
Employer	$234,674	$259,306
Participant	651,615	691,334
Other	6,704	53,113

	892,993	1,003,753
Investment income:
Net depreciation in fair value of investments	(318,003)	(714,978)
Interest and dividends	79,423	379,479

Total additions	654,413	668,254
Deductions from Net Assets Attributed to:
Benefits paid to participants	576,735	1,117,567
Investment management fees	10,975	15,386
Other	14,676	—

Total deductions	602,386	1,132,953

Net Increase (Decrease)	52,027	(464,699)
Net Assets Available for Plan Benefits at Beginning of Year	4,654,012	5,118,711

Net Assets Available for Plan Benefits at End of Year	$4,706,039	$4,654,012

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE A — DESCRIPTION OF THE PLAN

The following description of the Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees who have completed one year of service and 1,000 hours. The Plan is sponsored by Boyd Bros. Transportation Inc. (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and matching contributions and the earnings on those contributions and an allocation of any discretionary contributions made by the plan sponsor or non-vested account forfeitures.

Contributions

Participants may elect to contribute up to 15% of their annual compensation, subject to limitations established by the Internal Revenue Service. Participants may change their contribution rate twice a year. The Company will contribute a matching contribution equal to 50% of the first 6% of the employee contributions. The rate of matching contributions may be changed by the Company by resolution of its Board of Directors. The Company may also provide special discretionary contributions equal to a percentage of an employee’s compensation and/or an amount determined by the Company based on earnings. All discretionary amounts are determined by the management of the Plan sponsor.

Participants may elect to change their allocation twice a year.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Investments

Upon enrollment, the Plan permits participants to direct the allocation of their contributions among investment options offered under the trust agreement.

Vesting

Participants are immediately vested in their voluntary contributions. The vesting percentage for the employer matching contributions and any discretionary contributions is based on the participants years of service as follows:

2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Payment of Benefits

On termination of service, a participant’s vested balance will be paid in a lump-sum distribution or installments equal to the value of his or her account as determined under the provisions of the Plan.

Plan Expenses

The Plan pays substantially all administrative expenses.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Investments are maintained on a contract and fair market value basis.

Benefits Payable

As of December 31, 2001 and 2000, net assets available for benefits included benefits of $34,269 and $312,597, respectively, due to participants who have withdrawn from participation in the Plan.

NOTE C — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the net assets of the Plan:

	2001	2000

Common Stock – (at quoted market prices)
Boyd Bros. Transportation Inc.	$295,550	$275,913
Mutual Funds — (at quoted market prices)
AmSouth Stable Principal Fund	—	883,367
AmSouth Balanced Fund	—	722,218
Fidelity Midcap Fund	—	501,854
AmSouth Equity Fund	—	1,525,197
Fidelity Equity Growth Fund	—	269,547
Other Funds	928,240	451,631
Aetna Fixed Account	1,085,943	—
ING Balanced Fund	616,386	—
ING Growth and Income Fund	636,189	—
Pioneer Fund	623,180	—
Fidelity Advisor Mid Cap Fund	520,551	—

Total investments, at fair value	$4,706,039	$4,629,727

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE C – INVESTMENTS (Continued)

During 2001 and 2000, the Plan’s investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2001	2000

Investments at fair value as determined by quoted market prices:
Common stock	$624	$(506,336)
AmSouth Stable Principal Fund	—	2,187
AmSouth Balanced Fund	—	(24,707)
AmSouth Equity Fund	—	(160,527)
AmSouth Bond Fund	—	9,794
Dreyfus Emerging Leaders Fund	—	3,456
Fidelity Equity Growth Fund (Advisor Series I)	—	(51,534)
Fidelity Mid Cap Fund (Advisor Series I)	(34,996)	23,178
Pioneer Growth Shares Fund	—	(9,724)
Dreyfus/Laurel Premier Balanced Fund	—	(765)
Massachusetts Investors Growth Stock	(28,559)	—
Oppenheimer Global Fund	(386)	—
Franklin Small-Mid Cap Growth Fund	(28,111)	—
ING Government Fund (A)	(817)	—
ING Balanced Fund (A)	(29,414)	—
ING Growth and Income Fund (A)	(80,380)	—
ING Index Plus LargeCap Fund (A)	(1,213)	—
ING Growth Fund (A)	(379)	—
ING International Growth Fund (A)	(353)	—
Pioneer Fund	(69,808)	—
Janus Adviser Balanced Fund	(1,372)	—
Janus Adviser Growth Fund	(42,839)	—

	$(318,003)	$(714,978)

NOTE D – INCOME TAXES

The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 1993, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not filed for a determination letter. However, the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC. The Plan administrator and trustees believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE E — TERMINATION

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan and the Trust Agreement in whole or in part at any time, by action of the Board of Directors. All participant accounts become fully vested as of the effective date of termination.

NOTE F – RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by Aetna Life Insurance and Annuity Company (now ING), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $10,975 and $15,386 for the years ended December 31, 2001 and 2000, respectively.

The Plan also holds shares of the Sponsor’s common stock (48,057 and 130,157 shares at December 31, 2001 and 2000, respectively). These transactions qualify as party-in-interest.

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

a.	b.	Identity of Issue, Borrower, Lessor or Similar Party	c.	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	e.	Current Value

	Common Stock:
*	Boyd Bros. Transportation Inc.	48,057	shares	$295,550

	Mutual Funds:
*	Aetna Fixed Account			1,085,943
*	ING Aeltus Money Market Fund	19,051	units	19,051
*	ING Government Fund	17,538	units	179,416
*	ING Balanced Fund	54,116	units	616,386
*	ING Growth and Income Fund	63,177	units	636,189
*	ING Index Plus LargeCAp Fund	1,431	units	20,916
*	ING Growth Fund	397	units	4,969
*	ING International Growth Fund	971	units	7,534
	Pioneer Fund	16,016	units	623,180
	Fidelity Advisor Mid Cap Fund	27,140	units	520,551
	Janus Adviser Balanced Fund	3,691	units	84,532
	Janus Adviser Growth Fund	8,706	units	180,144
	Massachusetts Investors Growth Fund	12,300	units	158,544
	Oppenheimer Global Fund	1,461	units	68,279
	Franklin Small-Mid Cap Growth Fund	6,572	units	204,855

	Total mutual funds			4,410,489

	Total			$4,706,039

*	Party-in-interest as defined by ERISA

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN

	By:	Boyd Bros. Transportation Inc. As Plan Administrator

Date: July 1, 2002	By: Name: Title:	/s/ Ginger B. Tibbs Ginger B. Tibbs Secretary - Treasurer

FORM 11-K

INDEX TO EXHIBITS

Exhibit No.

23	Consent of Independent Auditors